

October 13, 2016

Via E-mail
Mr. Raymond S. Lopez
Chief Financial Officer
BBX Capital Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

> **Re:** **BBX Capital Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed September 30, 2016 by BBX Capital Corporation,**
>   **BFC Financial Corporation, BBX Merger Subsidiary LLC,**
>   **John E. Abdo, Jarett S. Levan, Seth M. Wise, Raymond S. Lopez, and**
>   **Alan B. Levan**
> **File No. 005-43699**
>
> **BFC Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 30, 2016**
> **File No. 333-213282**

Dear Mr. Lopez:

We have reviewed your filings and have the following comments.

General

1. We note your response to prior comment 4. Please clarify in your next response that if cash/stock elections are not required at or prior to the vote on the merger, you will conduct the process in accordance with the letters you cited in your response, including that there will be at least 20 business days between the mailing of election forms and the election deadline and that you will publicly announce the election deadline at least 5 business days prior thereto. Please also revise the disclosure to specify that security holders may withdraw or change their elections at any time prior to the election deadline.

Reasons for the Merger; Fairness of the Merger, page 38

2. We note your response to prior comment 14, regarding how the board of directors simultaneously considered the transaction to be fair on the basis that (i) BBX can engage in discussions with third parties regarding a superior proposal and (ii) the board of

Mr. Raymond S. Lopez
BBX Capital Corporation
October 13, 2016
Page 2

directors did not believe that alternative transactions with third parties were achievable. These two factors appear to directly contradict each other. Please revise.

Summary of Financial Presentation of Keefe, Bruyette & Woods, Inc..., page 57

3. We note your revised disclosure in response to prior comment 20, however, Item 1015(b)(4) of Regulation M-A requires a description of any material relationship that is "mutually understood to be contemplated and any compensation received or to be received as a result of the relationship." As such, please disclose with more specificity the method, or fee structure, payable to KBW or its affiliates for potential future transactions or financing arrangements involving a subsidiary of BFC.

Projected Financial Information, page 61

4. You do not appear to have included certain projections, including, by way of example only, 2016 EBIT and earnings projections for Bluegreen. Please include in the prospectus all projections and forecasts that are materially related to the transaction.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Stephen K. Roddenberry, Esq.
       Akerman LLP